SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,        November                                     2005
                         ------------------------------------      ------------
Commission File Number   000-51592
                         ------------------------------------

                                Shore Gold Inc.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

   Suite 330, 224 - 4th Avenue South, Saskatoon, Saskatchewan, Canada S7K 5M5
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                 Form 20-F                    Form 40-F    X
                          -----------                   ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                         No   X
                     -----------               ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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                                     - 2 -

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


  Document
  --------

   1 Material Change Report, dated November 4, 2005, relating to the completion of the merger with Kensington Resources Ltd.

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                                     - 3 -

                                                                     DOCUMENT 1

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                                     - 4 -



                                SHORE GOLD INC.

                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT

1.   Reporting Issuer:

Shore Gold Inc.

300, 224 - 4th Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Telephone: (306) 664-2202
Facsimile: (306) 664-7181

(hereinafter referred to as "Shore" or the "Corporation")

2.   Date of Material Change:

October 28, 2005

3.   News Release:

On October 28, 2005, the Corporation issued a press release disclosing the nature and substance of the material change (a copy of which is attached as Schedule A to this Material Change Report).

4.   Summary of Material Change:

On October 28, 2005, the Corporation announced that it had completed the merger with Kensington Resources Ltd. ("Kensington") that was announced on August 15, 2005. The merger was completed by a plan of arrangement which was approved by the securityholders of Kensington on October 21, 2005 and was approved by the Supreme Court of the Yukon Territory on October 28, 2005.

5.   Full Description of Material Change:

On October 28, 2005, the Corporation announced that it had completed the merger with Kensington Resources Ltd. ("Kensington") that was announced on August 15, 2005. The merger was completed by a plan of arrangement which was approved by the securityholders of Kensington on October 21, 2005 and was approved by the Supreme Court of the Yukon Territory on October 28, 2005.

Pursuant to the plan of arrangement, Kensington amalgamated with a wholly-owned subsidiary of Shore and all of the issued and outstanding common shares of Kensington were transferred to Shore in consideration for the issuance by Shore of 0.64 of a common share of Shore for each Kensington share. All of the outstanding options to acquire common shares of Kensington were transferred to Shore and the former holders thereof received options to purchase common shares of Shore under Shore's stock option plan. Likewise, each outstanding warrant to acquire common shares of Kensington was transferred to Shore and the former holder thereof was issued warrants of Shore in exchange therefor. All

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                                     - 5 -


outstanding broker warrants of Kensington, in accordance with their terms, now entitle their holders to purchase securities of Shore.

Pursuant to the plan of arrangement, Shore issued an aggregate of approximately 51,706,786 common shares to the former shareholders of Kensington and reserved an additional 7,175,346 common shares for issuance pursuant to options, warrants and broker warrants held by the former securityholders of Kensington. Upon completion of the transaction, Shore has a total of approximately 152,658 issued and outstanding common shares.

Three former directors of Kensington were appointed to the board of directors of Shore effective at the closing of the plan of arrangement. The eight member board of directors of Shore is now comprised of five continuing Shore directors (Kenneth MacNeill, Arnie Hillier, Neil McMillan, Ronald Walker and Harvey Bay) and three former directors of Kensington (James R. Rothwell, Robert McCallum and William Stanley).

6.   Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

7.   Omitted Information:

No material information has been omitted from this report.

8.   Executive Officer:

For further information, please contact Mr. Harvey J. Bay, Chief Financial Officer, at (306) 664-2202

9.   Date of Report:

Dated at Saskatoon, Saskatchewan, this 4th day of November, 2005.

                                  SCHEDULE "A"

[SHORE GOLD INC. GRAPHIC OMITTED]               [KENSINGTON GRAPHIC OMITTED]
Stock Symbol:  SGF:TSX                              Stock Symbol: KRT:TSX-V

         SHORE GOLD INC. AND KENSINGTON RESOURCES LTD. COMPLETE MERGER

Saskatoon, Saskatchewan and Vancouver, British Columbia - October 28, 2005 - Shore Gold Inc. (TSX: SGF) ("Shore") and Kensington Resources Ltd. (TSX-V:KRT) ("Kensington"), announced today that they have completed the merger transaction announced on August 15, 2005. The merger was completed by a plan of arrangement which was approved by the securityholders of Kensington on October 21, 2005 and was approved by the Supreme Court of the Yukon Territory earlier today.

"Our goal has always been to create long term value for all stakeholders involved and we believe this transaction will allow us to maximize that potential. With the merger complete, our efforts are clearly focused on realizing the significant growth potential of the world's largest diamond bearing kimberlite field," said Kenneth E. MacNeill, President and CEO of Shore Gold Inc.

"I wish to congratulate all of Kensington Resources' securityholders who will now enjoy increased value by participating in the development of the world's largest diamond bearing kimberlite field at Fort a la Corne," said Robert A. McCallum, former President and CEO of Kensington and who today becomes a director of Shore. "Shore Gold now holds the largest interest in this field. Through Shore Gold, our securityholders will enjoy a premium opportunity in the timely realization of the vast potential of the Fort a la Corne diamond field."

Pursuant to the plan of arrangement, Kensington amalgamated with a wholly-owned subsidiary of Shore and all of the issued and outstanding common shares of Kensington were transferred to Shore in consideration for the issuance by Shore of 0.64 of a common share of Shore for each Kensington share. All of the outstanding options to acquire common shares of Kensington were transferred to Shore and the former holders thereof received options to purchase common shares of Shore under Shore's stock option plan. Likewise, each outstanding warrant to acquire common shares of Kensington was transferred to Shore and the former holder thereof was issued warrants of Shore in exchange therefor. All outstanding broker warrants of Kensington, in accordance with their terms, now entitle their holders to purchase securities of Shore.

Pursuant to the plan of arrangement, Shore issued an aggregate of approximately 51,706,786 common shares to the former shareholders of Kensington and reserved an additional 7,175,346 common shares for issuance pursuant to options, warrants and broker warrants held by the former securityholders of Kensington. Upon completion of the transaction, Shore has a total of approximately 152,657,604 issued and outstanding common shares.

Three former directors of Kensington were appointed to the board of directors of Shore effective at the closing of the plan of arrangement. The eight member board of directors of Shore is now comprised of five continuing Shore directors

(Kenneth MacNeill, Arnie Hillier, Neil McMillan, Ronald Walker and Harvey Bay) and three former directors of Kensington (James R. Rothwell, Robert McCallum and William Stanley).

The common shares of Shore issued to the former shareholders of Kensington will commence trading on the Toronto Stock Exchange on Monday, October 31, 2005. The warrants of Shore issued to the former warrantholders of Kensington will be listed and posted for trading on the Toronto Stock Exchange at the opening on or about Wednesday, November 2, 2005 at which time they will be delisted from the TSX Venture Exchange.

Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of Shore trade on the Toronto Stock Exchange under the trading symbol "SGF".

For further information please contact:
Shore Gold Inc.
Kennett E. McNeill
President and CEO
(306) 664-2202

or

Wade MacBain
Investor Relations
(306) 664-2202

Forward-Looking Statements
The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, which are beyond Shore's control including the impact of general economic conditions and the price of diamonds. Shore's actual results and performance could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or if any of them do, what benefits Shore will derive from them.

             Neither the Toronto Stock Exchange nor the TSX Venture
              Exchange have reviewed or accept responsibility for
                 the adequacy or accuracy of this news release.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Shore Gold Inc.
                                             ---------------------------------
                                                       (Registrant)

Date:   November 10, 2005                    By: /s/ HARVEY J. BAY
        ----------------------                   -----------------------------
                                                 Name:  Harvey J. Bay
                                                 Title: Chief Financial Officer